UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached as Exhibit 99.1 is the registrant’s press release of February 8, 2024 entitled, “Ohmyhome Announces Growth Updates Following Successful Acquisition of Property Management Business Simply Sakal.”

Exhibit Index

Exhibit No.	Description
99.1	Press Release – Ohmyhome Announces Growth Updates Following Successful Acquisition of Property Management Business Simply Sakal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2024	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer